UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

LOWRANCE ELECTRONICS, INC.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

548900109

(CUSIP Number)

Hugo Maurstad

Strandpromenaden 50

3191 Horten

Norway

+47 33 03 40 00

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 548900109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Simrad Yachting AS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 823,727*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 823,727*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 823,727*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 16.04%

14.	Type of Reporting Person (See Instructions) CO

*                                         Represents the aggregate number of shares of Lowrance Electronics, Inc. (“Lowrance”) common stock beneficially owned by Darrell J. Lowrance, President and CEO of Lowrance, and Ronald G. Weber, Executive Vice President of Engineering and Manufacturing of Lowrance (each a “Tender Agreement Stockholder”), each of whom entered into a Tender Agreement with Simrad Yachting AS (“Simrad”) and Navico Acquisition Corp. (“Navico”) on January 29, 2006.  Pursuant to the Tender Agreements, each of the Tender Agreement Stockholders has agreed, among other things, (i) to tender, or cause to be tendered, and not withdraw all of such stockholder’s Shares into the Offer as soon as practicable after commencement of the Offer, but in no event later than five days after commencement of the Offer, (ii) to vote or cause to be voted all of such stockholder’s Shares against any Acquisition Proposal other than the Offer and Merger, or any other matters which could reasonably be expected to impede, interfere, delay or adversely affect the consummation of the Offer, Merger or other transactions contemplated by the Merger Agreement, and (iii) not to sell, transfer, assign, pledge, encumber or dispose of, or grant a proxy or enter into a voting agreement or trust or similar arrangement with respect to, any of the stockholder’s Shares (other than pursuant to the Tender Agreement or the Offer or to or with Parent or the Purchaser). Pursuant to the Tender Agreements, each Tender Agreement Stockholder has granted to Parent and any designee of Parent such stockholder’s irrevocable proxy to vote all of such stockholder’s Shares on any matters that may be presented to stockholders of the Company with respect to clause (ii) of the preceding sentence. Each of the filing parties expressly disclaim beneficial ownership of any of the shares of Lowrance common stock subject to the Tender Agreements.

**                                  Based on 5,135,516 shares of Lowrance common stock outstanding as of January 29, 2006, as represented by Lowrance in the Agreement and Plan of Merger discussed in Items 3, 4 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Navico Acquisition Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK/AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 823,727*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 823,727*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 823,727*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 16.04%**

14.	Type of Reporting Person (See Instructions) CO

*                                         Represents the aggregate number of shares of Lowrance common stock beneficially owned by the Tender Agreement Stockholders, each of whom entered into a Tender Agreement with Simrad and Navico on January 29, 2006.  Pursuant to the Tender Agreements, each of the Tender Agreement Stockholders has agreed, among other things, (i) to tender, or cause to be tendered, and not withdraw all of such stockholder’s Shares into the Offer as soon as practicable after commencement of the Offer, but in no event later than five days after commencement of the Offer, (ii) to vote or cause to be voted all of such stockholder’s Shares against any Acquisition Proposal other than the Offer and Merger, or any other matters which could reasonably be expected to impede, interfere, delay or adversely affect the consummation of the Offer, Merger or other transactions contemplated by the Merger Agreement, and (iii) not to sell, transfer, assign, pledge, encumber or dispose of, or grant a proxy or enter into a voting agreement or trust or similar arrangement with respect to, any of the stockholder’s Shares (other than pursuant to the Tender Agreement or the Offer or to or with Parent or the Purchaser). Pursuant to the Tender Agreements, each Tender Agreement Stockholder has granted to Parent and any designee of Parent such stockholder’s irrevocable proxy to vote all of such stockholder’s Shares on any matters that may be presented to stockholders of the Company with respect to clause (ii) of the preceding sentence. Each of the filing parties expressly disclaim beneficial ownership of any of the shares of Lowrance common stock subject to the Tender Agreements.

**                                  Based on 5,135,516 shares of Lowrance common stock outstanding as of January 29, 2006, as represented by Lowrance in the Agreement and Plan of Merger discussed in Items 3, 4 and 6 below.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Altor 2003 GP Ltd***

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK/PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 823,727*

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 823,727*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 823,727*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ Not applicable

13.	Percent of Class Represented by Amount in Row (11) 16.04%**

14.	Type of Reporting Person (See Instructions) CO

*                                         Represents the aggregate number of shares of Lowrance common stock beneficially owned by the Tender Agreement Stockholders, each of whom entered into a Tender Agreement with Simrad and Navico on January 29, 2006.  Pursuant to the Tender Agreements, each of the Tender Agreement Stockholders has agreed, among other things, (i) to tender, or cause to be tendered, and not withdraw all of such stockholder’s Shares into the Offer as soon as practicable after commencement of the Offer, but in no event later than five days after commencement of the Offer, (ii) to vote or cause to be voted all of such stockholder’s Shares against any Acquisition Proposal other than the Offer and Merger, or any other matters which could reasonably be expected to impede, interfere, delay or adversely affect the consummation of the Offer, Merger or other transactions contemplated by the Merger Agreement, and (iii) not to sell, transfer, assign, pledge, encumber or dispose of, or grant a proxy or enter into a voting agreement or trust or similar arrangement with respect to, any of the stockholder’s Shares (other than pursuant to the Tender Agreement or the Offer or to or with Parent or the Purchaser). Pursuant to the Tender Agreements, each Tender Agreement Stockholder has granted to Parent and any designee of Parent such stockholder’s irrevocable proxy to vote all of such stockholder’s Shares on any matters that may be presented to stockholders of the Company with respect to clause (ii) of the preceding sentence.  Each of the filing parties expressly disclaim beneficial ownership of any of the shares of Lowrance common stock subject to the Tender Agreements.

**                                  Based on 5,135,516 shares of Lowrance common stock outstanding as of January 29, 2006, as represented by Lowrance in the Agreement and Plan of Merger discussed in Items 3, 4 and 6 below.

***                           Altor 2003 GP Ltd is the legal representative and general partner of the limited partnerships which comprise Altor 2003 Fund, an investment fund governed by the laws of Jersey.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.10 per share (the “Shares”), of Lowrance Electronics, Inc, a Delaware corporation (“Lowrance”).  The address of the principal executive offices of Lowrance is 12000 East Skelly Drive, Tulsa, Oklahoma 74128.

Item 2.	Identity and Background

(a)                                  This statement is being filed jointly by Simrad Yachting AS, a stock corporation incorporated in Norway (“Simrad”), Simrad’s wholly owned subsidiary, Navico Acquisition Corp., a Delaware corporation (“Merger Sub”) and Altor 2003 GP Ltd, a corporation organized under the laws of Jersey,  (“Altor” and, together with Merger Sub and Simrad, the “Reporting Persons”).  Altor is the legal representative and general partner of the limited partnerships which comprise Altor 2003 Fund, an investment fund governed by the laws of Jersey (the “LPs”).  The LPs, through the Altor 2003 Fund own, in the aggregate, a controlling interest Simrad.

(b)                                 The principal business address of Altor is 32 Commercial Street, St. Helier, Jersey, JE4 0QH.  The principal business address of Simrad and Merger Sub is P.O. Box 111, Strandpromenaden 50, 3191 Horten, Norway.

(c)                                  Altor is the general partner of Altor 2003 Fund, an investment fund.  Simrad’s primary business is to supply marine electronics for yachting and commercial use.  Merger Sub is a wholly owned subsidiary of Simrad formed solely for the purpose of effecting the merger of itself with and into Lowrance.

(d)                                 During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Schedule I attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the past five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named on Schedule I attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Item 2 is qualified in its entirety by reference to Schedule I to this Schedule 13D, which is incorporated herein by reference.
Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to the Agreement and Plan of Merger, dated as of January 29, 2006, a copy of which is filed herewith as Exhibit 1 (the “Merger Agreement”), by and among Simrad, Merger Sub and Lowrance, Simrad intends to acquire Lowrance by means of an offer to purchase by Merger Sub all of the outstanding shares of Lowrance at a price of $37 per share net to the seller in cash and without interest (the “Offer”) followed by a second step merger of Merger Sub with and into Lowrance (the “Merger”), subject to certain conditions, at the same price.  As a result of the Merger, Lowrance will become a wholly owned subsidiary of Simrad.  As an inducement for Simrad to enter into the Merger and in consideration thereof, Darrell J. Lowrance, President and CEO of Lowrance, and Ronald G. Weber, Executive Vice President of Engineering and Manufacturing of Lowrance, entered into identical Tender Agreements with Simrad and Merger Sub, dated as of January 29, 2006, filed herewith as Exhibit 2 and Exhibit 3 and more fully described in Item 6.   Simrad did not pay any additional consideration to Mr. Lowrance and Mr. Weber in exchange for the Tender Agreements.

Simrad estimates that the total amount of funds that will be required to complete the Offer and the Merger, to repay the outstanding indebtedness of Lowrance and its subsidiaries and to pay related transaction costs, fees and expenses will be approximately $221.7 million. It will obtain the required funds through an equity contribution of $78.4 million to Simrad by Altor and borrowings of $143.3 million by Simrad pursuant to a new senior secured credit facility (the “Credit Facility”).

Simrad arranged for a commitment letter from DnB NOR Bank ASA, its existing lender, to provide the new senior secured credit facility described above. Under the debt commitment letter, the funding of the facilities is subject to the following material conditions:

•                                          Merger Sub having accepted a majority of the Shares for payment pursuant to the Offer;

•                                          the preparation, execution and delivery of loan documentation satisfactory to the lender in its discretion acting reasonably which incorporates substantially the terms and conditions outlined in the term sheet attached to the commitment letter;

•                                          no event of default being outstanding under Simrad’s existing loan agreements;

•                                          fulfillment of all conditions precedent in the facility agreements to be entered into; and

•                                          there not having been, since the date of the Merger Agreement and prior to the first borrowing any change, circumstance or event (including any event involving a prospective change) which has had, or would reasonably be expected to have, a Company Material Adverse Effect (as defined in the Merger Agreement).

Under the equity commitment letter, the shareholders’ obligation to make the capital contributions are subject to the following conditions:

•                                          Purchaser having accepted a majority of the Shares for payment pursuant to the Offer; and

•                                          the full availability of and the drawing of funds under the new senior secured Credit Facility.

The following summary of the proposed Credit Facility is qualified in its entirety by reference to the debt commitment letter described below, a copy of which has been filed as an exhibit to this 13D and is incorporated by reference herein. Shareholders are urged to read the debt commitment letter in its entirety for a more complete description of the provisions summarized below.

The Credit Facility will consist of the following term loans, revolving credit facility and guarantee facility:

•                                          US$95 million term loan (the “Term Loan A”);

•                                          US$51.8 million term loan (the “Term Loan B”);

•                                          US$50.0 million revolving credit facility (the “Revolving Credit Facility”);

•                                          US$7.5 million guarantee facility (the “Guarantee Facility”); and

•                                          US$25.0 million subordinated term loan (the “Subordinated Term Loan”).

The Term Loan A and Subordinated Term Loans will be used to finance the acquisition of the Shares pursuant to the Offer and Merger and to pay all related costs and expenses. The Term Loan B will be used to repay the Company’s existing borrowings. The Revolving Credit Facility will be used to finance future working capital requirement of the Company and its Subsidiaries after the Merger. The Guarantee Facility will be used to refinance existing, and to fund new issuances of, customs guarantees, tax bonds and certain payment guarantees. The term of each of these loans and facilities is five years from the date the governing agreement is executed and delivered. The mandatory repayment schedules have yet to be negotiated, but borrowed amounts may be voluntarily prepaid and available amounts may be cancelled in specified minimum amounts and increments. The interest rate on these loans and facilities will be an applicable margin over LIBOR. The applicable margin will be determined and adjusted quarterly based on the ratio of net interest bearing debt to EBITDA for the Company and its Subsidiaries. If such ratio is less than 3:1, the applicable margin will be 1.25%, if it equal to or greater than 3:1 but less than 4:1 it will be 1.5%, if it equal to or greater than 4:1 but less than 5:1 it will be 1.75%, if it equal to or greater than 5:1 but less than 6:1 it will be 2.0% and if it is greater than 6:1 it will be 2.5%. The loans and facilities will be guaranteed by Parent and all material Subsidiaries of the Company (the “Guarantors”) and will be secured by a first priority pledge of all the shares in the Company and each Guarantor and substantially all of the assets of the Company and its Subsidiaries.

Item 4.	Purpose of Transaction

Darrell J. Lowrance, President and CEO of Lowrance and Ronald G. Weber, Executive Vice President of Engineering and Manufacturing of Lowrance, (each, a “Tender Agreement Stockholder”) each entered into a Tender Agreement dated January 29, 2006 with Simrad and Merger Sub.  Pursuant to the Tender Agreements, each of the Tender Agreement Stockholders has agreed (i) to tender, or cause to be tendered, and not withdraw all of such stockholder’s Shares into the Offer as soon as practicable after commencement of the Offer, but in no event later than February 5, 2006, (ii) to vote or cause to be voted all of such stockholder’s Shares against any Acquisition Proposal other than the Offer and Merger, or any other matters which could reasonably be expected to impede, interfere, delay or adversely affect the consummation of the Offer, Merger or other transactions contemplated by the Merger Agreement, (iii) to comply with all restrictions and obligations imposed on such stockholder pursuant to the non-solicitation provision of the Merger Agreement and (iv) not to sell, transfer, assign, pledge, encumber or dispose of, or grant a proxy or enter into a voting agreement or trust or similar arrangement with respect to, any of the stockholder’s Shares (other than pursuant to the Tender Agreement or the Offer or to or with Parent or the Purchaser). Pursuant to the Tender Agreements, each Tender Agreement Stockholder has granted to Parent and any designee of Parent such stockholder’s irrevocable proxy to vote all of such stockholder’s Shares on any matters that may be presented to stockholders of the Company with respect to clause (ii) of the preceding sentence. The Tender Agreements will terminate upon the earlier of (i) the purchase of all of the applicable stockholder’s Shares in the Offer and (ii) termination of the Merger Agreement in accordance with its terms.  The Tender Agreements were an inducement to the Reporting Persons to enter into the Merger Agreement, and were entered into by the parties thereto in order to facilitate the consummation of the Merger.

Pursuant to the Merger Agreement, upon the consummation of the Merger, among other things, (i) Merger Sub will merge with and into Lowrance; (ii) Lowrance will continue in existence as the surviving corporation in the Merger (the “Surviving Corporation”); (iii) the Surviving Corporation will be a wholly owned subsidiary of Simrad following the Merger; (iv) each Share of Lowrance (subject to certain conditions and exceptions set forth in the Merger Agreement) shall be converted into the right to receive $37 in cash without interest; (v) the directors of Merger Sub will become the directors of the Surviving Corporation; (vi) the Certificate of Incorporation of the Merger Sub, as in effect immediately prior to the Merger, shall be the Certificate of Incorporation of the Surviving Corporation and will be in effect until duly amended as provided therein or by applicable law; and (vii) the by-laws of Merger Sub, as in effect immediately prior to the Merger, shall be the by-laws of the Surviving Corporation until duly amended as provided therein or by applicable law.

Upon consummation of the Merger, the Shares shall cease to be quoted on the Nasdaq National Market System and shall become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 5.	Interest in Securities of the Issuer

(a)                                  For purposes of Rule 13d-3 promulgated under the Exchange Act, as a result of the Tender Agreements, the Reporting Persons may be deemed to be the beneficial owners of 823,727 Shares, representing an aggregate of 16.04% of Lowrances’ issued and outstanding Shares as of January 29, 2006.  Each of the Reporting Persons disclaims any beneficial ownership of such Shares, and nothing herein shall be deemed an admission by the Reporting Persons as to the beneficial ownership of such Shares.

To the knowledge of the Reporting Persons, no Shares are beneficially owned by any of the persons identified in Schedule I to this Schedule 13D.

(b)                                 The Reporting Persons may be deemed to share voting power with Darrell J. Lowrance and Ronald G. Weber with respect to the 823,727 Shares referenced in (a) above due to the Reporting Persons’ right under the Tender Agreements to direct the voting of such Shares with respect to the matters specified therein (and to vote such Shares in accordance with proxies contained therein).  However, neither of the Reporting Persons controls the voting of such Shares with respect to other matters, and neither of the Reporting Persons possesses any other rights as a Lowrance stockholder with respect to such Shares.

The Tender Agreements discussed below in Item 6 apply to any Shares of which Mr. Lowrance or Mr. Weber or any of their Affiliates becomes the beneficial owner after the date of the Tender Agreements.

Mr. Lowrance is the President and CEO of Lowrance.  Mr. Weber is Executive Vice President of Engineering and Manufacturing of Lowrance.  Their business address, and the principal business address of Lowrance, is 12000 East Skelly Drive, Tulsa, Oklahoma 74128.  To the knowledge of the Reporting Persons, neither Mr. Lowrance, nor Mr. Weber (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.  To the knowledge of the Reporting Persons, Mr. Lowrance and Mr. Weber are citizens of the United States.

(c)                                  Neither of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any person or entity listed on Schedule I attached hereto, has effected any transactions in the Shares during the past 60 days.

(d)                                 To the knowledge of the Reporting Persons, except as provided in the Tender Agreements, no person other than the Tender Agreement Stockholders has the right to receive or the power to direct the receipt of dividend from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

The foregoing discussion is qualified in its entirety by reference to the Tender Agreements, the form of which is filed herewith as Exhibit 2 to this Schedule 13D and is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

References to, and descriptions of, the Merger, the Merger Agreement and the Tender Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement filed herewith as Exhibit 1 to this Schedule 13D and Tender Agreements filed herewith as Exhibit 2 and Exhibit 3 to this Schedule 13D.  These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Simrad and Merger Sub entered into Tender Agreements with Darrell J. Lowrance and Ronald G. Weber (collectively, the “Tender Agreement Stockholders”) who beneficially own in the aggregate approximately 16.04% of the Company’s total outstanding Shares on a fully diluted basis (calculated without regard to restrictions on beneficial ownership).  Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Tender Agreements.

Pursuant to the Tender Agreements, each of the Tender Agreement Stockholders has agreed (i) to tender, or cause to be tendered, and not withdraw all of such stockholder’s Shares into the Offer as soon as practicable after commencement of the Offer, but in no event later than February 5, 2006, (ii) to vote or cause to be voted all of such stockholder’s Shares against any Acquisition Proposal other than the Offer and Merger, or any other matters which could reasonably be expected to impede, interfere, delay or adversely affect the consummation of the Offer, Merger or other transactions contemplated by the Merger Agreement, (iii) to comply with all restrictions and obligations imposed on such stockholder pursuant to the non-solicitation provision of the Merger Agreement and (iv) not to sell, transfer, assign, pledge, encumber or dispose of, or grant a proxy or enter into a voting agreement or trust or similar arrangement with respect to, any of the stockholder’s Shares (other than pursuant to the Tender Agreement or the Offer or to or with Simrad or the Merger Sub). Pursuant to the Tender Agreements, each Tender Agreement Stockholder has granted to Simrad and any designee of Simrad such stockholder’s irrevocable proxy to vote all of such stockholder’s Shares on any matters that may be presented to stockholders of the Company with respect to clause (ii) of the preceding sentence.

The Tender Agreements will terminate upon the earlier of (i) the purchase of all of the applicable stockholder’s Shares in the Offer and (ii) termination of the Merger Agreement in accordance with its terms.

Pursuant to the Merger Agreement, Lowrance agreed to (i) certain covenants regarding the termination of discussions, activities and negotiations regarding other acquisition proposals, (ii) the approval, adoption and recommendation of the Offer, Merger and Merger Agreement (subject to certain exceptions specified in the Merger Agreement), and (iii) various other matters customary in agreements for transactions such as or similar to the Merger, in each case as more particularly set forth and described in the Merger Agreement incorporated by reference as Exhibit 1 hereto.

Except as otherwise described herein, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or Schedule I annexed hereto and between such persons and any person with respect to any securities of Lowrance.

Item 7.	Material to Be Filed as Exhibits

1.                                       Agreement and Plan of Merger, dated as of January 29, 2006, among Simrad Yachting AS, Navico Acquisition Corp. and Lowrance (incorporated herein by reference to Exhibit (D)(1) to the Statement on Scheduled TO filed by Simrad Yachting AS and Navico Acquisition Corp. with the Securities and Exchange Commission on January 31, 2006).

2.                                       Tender Agreement, dated January 29, 2006, between Simrad Yachting AS and Darrell J. Lowrance (incorporated herein by reference to Exhibit (D)(2) the Statement on Scheduled TO filed by Simrad Yachting AS and Navico Acquisition Corp. with the Securities and Exchange Commission on January 31, 2006).

3.                                       Tender Agreement, dated January 29, 2006, between Simrad Yachting AS and Ronald G. Weber (incorporated herein by reference to Exhibit (D)(3) the Statement on Scheduled TO filed by Simrad Yachting AS and Navico Acquisition Corp. with the Securities and Exchange Commission on January 31, 2006).

4.                                       Commitment Letter, dated January 29, 2006 between DnB NOR Bank and Simrad Yachting AS (incorporated herein by reference to Exhibit (B)(1) the Statement on Scheduled TO filed by Simrad Yachting AS and Navico Acquisition Corp. with the Securities and Exchange Commission on January 31, 2006).

5. Joint Filing Agreement, dated February 8, 2006, by and between Altor 2003 GP Ltd., Simrad Yachting AS and Navico Acquisition Corp.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2006

ALTOR 2003 GP LTD, as legal representative and general partner of the limited partnerships that, together, comprise the ALTOR 2003 FUND

By:	/s/ Edward Moore
Name: Edward Moore
Title: Authorized Signatory

By:	/s/ Lynda Elliott
Name: Lynda Elliott
Title: Authorized Signatory

SIMRAD YACHTING AS

By:	/s/ Reynir K. Indahl
Name: Reynir K. Indahl
Title: Director

By:	/s/ Hugo Maurstad
Name: Hugo Maurstad
Title: Chairman

NAVICO ACQUISITION CORP.

By:	/s/ Hugo Maurstad
Name: Hugo Maurstad
Title: Chairman

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule I

Additional Information Concerning the Reporting Persons

The name, citizenship, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Simrad Yachting AS set forth below.  The principal business address of each executive officer of Simrad is P.O. Box 111, Strandpromenaden 50, 3191 Horten, Norway.

Directors	Principal Occupation and Business Address	Citizenship
Reynir K. Indahl	Investment Director, Altor Equity Partners Birger Jarlsgatan 14 114 34 Stockholm, Sweden	Norway
Hugo Maurstad	Partner, Altor Equity Partners Abbedikollen 18 0280 Oslo, Norway	Norway
Stig Trondvold	Executive Vice President, Corporate Business Development, Kongsberg Tunmarcks vei 9 3612 Kongsberg, Norway	Norway
Per Andreas Vogt	Executive Vice President, Lindorff Decision AS Utsynet 42 1512 Moss, Norway	Norway
Knut Frostad	Managing Director, Dragonhead AS P.O. Box 904 Skoyen 0214 Oslo, Norway	Norway

Executive Officers	Title	Citizenship
Jan Berner	CEO, Simrad Yachting AS	Norway
Odd Gunnar Bogen	CFO, Simrad Yachting AS	Norway
Petter Jorgensen	Executive Vice President, Simrad Yachting AS	Norway
Finn Grydehoej	Vice President, Simrad Stoevring AS	Denmark

The name, citizenship, business address, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Navico Acquisition Corp. is set forth below.

Name	Title and/or Principal Occupation	Citizenship
Hugo Maurstad	Chairman of the Board and President, Navico Acquisition Corp. Partner, Altor Equity Partners AS Abbedikollen 18 0280 Oslo, Norway	Norway
Reynir K. Indahl	Investment Director, Altor Equity Partners Birger Jarlsgatan 14 114 34 Stockholm, Sweden	Norway

The name, citizenship, business address, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Altor 2003 GP Ltd. is set forth below.

Name	Title and/or Principal Occupation	Citizenship
Peter Arthur Neil Bailey	Director, Altor 2003 GP Ltd. 32 Commercial Street S. Helier Jersey, JE4 0QH Retired	Great Britain
John Campbell Boothman	Director, Altor 2003 GP Ltd. 32 Commercial Street S. Helier Jersey, JE4 0QH Retired	Great Britain
Johan Olof Cervin	Director, Altor 2003 GP Ltd. Partner, Altor Equity Partners AB Birger Jarlsgatan 14, 4tr 114 34 Stockholm, Sweden	Sweden
Hannu Ryöppönen	Director, Altor 2003 GP Ltd. Senior Execuitve Vice President and CFO, Stora Enso Oyi 9 South Street London W1K 2XA	Finland